Filed by Teck Cominco Limited

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Inco Limited

Commission File Number: 333-134390

Date: August 9, 2006

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DOUG HORSWILL Senior Vice President Environment and Corporate Affairs

Forward Looking Information This presentation contains certain forward-looking statements and information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, the size and quality of the company’s development projects, mineral reserves and mineral resources, including after its proposed acquisition of Inco, future trends, plans, strategies, objectives and expectations, including with respect to future operations, products, services and projects for the company, including following its proposed acquisition of Inco, the proposed integration of management of the company and Inco, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the application of the company’s CESL technology in Inco’s operations, timing for listing Teck Cominco’s Class B subordinate voting shares on the NYSE, expected synergies and cost savings, from the proposed acquisition of Inco, including the timing thereof and the financial results, cash flows and operations of the company and Inco, including following the company’s proposed acquisition of Inco. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially. These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck Cominco and Inco, the timing of the receipt of regulatory and governmental approvals for Teck Cominco’s and Inco’s development projects and other operations, the availability of financing for Teck Cominco’s and Inco’s development projects on reasonable terms, Teck Cominco’s and Inco’s respective costs of production and their respective production and productivity levels, as well as those of their competitors, power prices, market competition, the accuracy of Teck Cominco’s and Inco’s reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, the realization of synergies, transaction costs, and the future financial performance of the company and Inco. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Forward Looking Information Factors that may cause actual results to vary include, but are not limited to: the Teck Cominco Class B subordinate voting shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Teck Cominco and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and cost savings from the Teck Cominco/Inco transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco’s and Inco’s reports filed with the US Securities and Exchange Commission (“SEC”). Certain of these risks are described in more detail in the annual information form of the company and in public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Important Notice  This presentation may be deemed to be solicitation material in respect of Teck Cominco's proposed tender offer for the shares of Inco. On May 23, 2006, Teck Cominco filed the following documents with the Securities and Exchange Commission (SEC) in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O. Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the tender offer. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com. www.teckcominco.com www.teckcomincooffer.com

Outline of Presentation Teck Cominco Limited Our Values Our Strategy The Offer The CompanyGrowth Pipeline Exploration Partnerships Commitment to Sustainability To Employees To the Environment To Communities To Research

Teck Cominco Limited World’s #1 Zinc miner World’s #2 producer of metallurgical coal Diversified across copper, gold, specialty metals and power Louvicourt Refineries Mines Advanced Projects Copper Zinc Gold Coal Pogo Elk Valley Coal Partnership Trail Red Dog Pend Oreille Highland Valley Antamina Williams David Bell

Core Values Integrity Teamwork Discipline Innovation Respect Relationships Excellence Commitment

Creating Value Uphold Core Values Continue Track Record ofShareholder Value Creation INTEGRITYTEAMWORK DISCIPLINEINNOVATION

Diversification Nickel Zinc Coal Copper Gold Molybdenum Oil Sands Ensures Broadest Range of Opportunities Sustainable Market Leading Positions

Inco Bid Part of Established Strategy Long-term Plan for Diversification Attractive nickel market fundamentals Inco opportunity arose after process underway Focused on creating shareholder value

Terms of the Transaction Offer Price: C$82.50 in cash or 1.1293 Teck Cominco Class B shares + C$0.05 cash per Inco share Maximum of C$9.1 B in cash Maximum of 132.3 M shares Assuming full pro ration, C$40 cash and 0.5821 Teck Cominco Class B shares per Inco share Minimum 2/3 tender Teck Cominco lists on NYSE Condition: Listing:

Shareholder Value Relative Performance Vs. Mining Index As of May 5, 2006Change %3002001000400500600700Jun03Feb04Feb05Feb06May06IncoIndex*Teck Cominco*S&P/TSX Capped Metals & Mining Index

Teck ComincoInco Relative Share Price Performance Relative Change in Share PriceTEK Share Price Increase over Period:N Share Price Increase over Period:6014%45%10 100 1000 10000 1970 1975 1980 1985 1990 1995 2000 2006 1970-2005: year-end closing price; 2006: May 5 closing price

Source: Bloomberg *Equity weighted performance of Eramet, FNX, Jubilee Mines, LionOre, Minara Resources, Norilsk, and Skye ResourcesPeer Performance vs. Takeover Premium(40%)(30%)(20%)(10%)0%10%20%30%40%05-May-0619-May-0602-Jun-0616-Jun-0630-Jun-0614-Jul-0628-Jul-06"Big 3" Average IncoNickel Index*May 5, 2006 to July 28, 2006 +32% -3% -12%

Our Offer for Inco is Full and Fair Source: Company disclosure. 1. Excludes the CVRD/Canico transaction because Canico did not generate meaningful earnings or cash flow. (LTM Multiple) Teck’s offer for Inco compares very favorably to recent precedent transactions based on the multiple of trailing EBITDA, cash flow and earnings(1) paid 12.4x11.0x17.4x7.5x6.8x12.0x6.6x5.5x10.3xEV/EBITDA P/CF P/E BHP/WMC Noranda/Falconbridge Teck Cominco/Inco 7.3x8.6x12.4xXstrata/Falconbridge 12.4x7.5x6.6x11.0x6.8x5.5x14.9x9.1x8.1x21.5x14.1x11.4x0.0x5.0x10.0x15.0x20.0x25.0xEV/EBITDAP/CFP/E12.4x7.5x6.6x11.0x6.8x5.5x14.9x9.1x8.1x21.5x14.1x11.4x0.0x5.0x10.0x15.0x20.0x25.0xEV/EBITDAP/CFP/E

Diversified Growth Pipeline 2006 2008 2007 2009 2010 2011 2012 2013 2014 2015 Lennard Shelf Sa Dena Hes San Nicolas Kudz Ze Kayah Red Dog Expansion HVC Extension San Nicolas Petaquilla Morelos Lobo Marte Pogo Expansion EVCC Expansion to 30 MT Quintette 5 Mt Restart Fort Hills Oil Sands Zinc Copper/ Moly Gold Coal Committed Development Potential Development Lease 311 Lease 14 HVC Extension (CESL) Agi Dagi/ Kirazli Nickel Pomalaa Goro 1-D Lower Bahodopi Totten Goro Expansion

Partnerships

Representative Junior Exploration Projects

PROJECT	
1. Minco Mining and Metals Corporation	Gold opportunities in China
2. RMG Services	Carrapateena copper project in Australia
3. White Knight Resources Inc.	Gold in Nevada
4. Stratex International Plc	Base metals & gold in Europe and Africa
5. Fronteer Development Group Inc.	Gold in Turkey, uranium in Canada
6. International Nickel Ventures Corp.	Santa Fe Nickel project in Brazil
7. Mansfield Minerals Inc.	Base and precious metals in S. America

Total of 55 Exploration Partnerships

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Commitments to Sustainability Charter of Corporate Responsibility Code of Business, Environmental and Health and Safety Practices Code of Ethics Health and Safety Policies Management Standards and Systems Audit Protocols and Practices Governance Structure – Board Committees, Senior Management Committees

Commitments – To Employees No discriminatory conduct is permitted Decisions unbiased and based on merit Identify and eliminate or control all safety and health hazards Conduct regular health and safety audits and resolve shortcomings Continually improve health and safety management systems

Health and Safety Goal – avoid injuries and incur no fatalities VP, Environment, H & S Director, H & S (new corporate position) Annual H & S conference to share best practices (CEO attended in 2005) “Courageous Leadership” Program at Hemlo Joint Health and Safety Committees at sites

Education and Training Scholarships and Awards Co-op work terms and summer employment programs Employee Development programs Contributions to support educational programs (Norman B. Keevil Institute of Mining Engineering $7.5 million) Apprenticeships and Trades training (Fording River alone has 50 apprenticeships in high priority trades) Employment and training programs for local aboriginal and indigenous people

Commitments – To the Environment Conduct operations in a sound environmental manner Seek to continually improve performance Incorporate pollution prevention and waste minimization into daily action Conduct regular environmental audits and resolve all shortcomings Continually improve management systems Include closure and reclamation plans in all development projects Encourage safe use, reuse and recycling of products

Environmental Systems Environment, Health and Safety Committee of the Board 50% of operations are ISO 14001 certified Goal – remaining operations certified by 2007 2005 Achievement– no environmental incidents resulting in enforcement actions

Commitment to Reclamation Mark Creek, Sullivan Mine

Environmental Responsibility 3 reclamation awards in 2005 – Fording River Coal, Churchill Copper mine, Polaris Mine site on Little Cornwallis Island Commitment to reduce energy use and GHG emissions per unit of production Highland Valley Centre for Sustainable Waste Management 600,000 t/y municipal solid waste

Environmental Stewardship

Environmental Improvements at Trail



Lead Emissions to Air
Emission of Pb (tonnes/yr)
140
120
100
80
60
40
20
0
127
38
24
17
6.8
4.3
2.2
2
3.8
1.9
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

teckcominco

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Environmental Leadership

Canadian Smelters: Emissions to Air 2003



180
160
140
120
100
80
60
40
20
0
Releases to Air (Tonnes/year)
As
Cd
Pb
Hg
Ni
Teck Cominco - Trail
Falconbridge - Kidd Creek
Falconbridge - Sudbury
HBM&S
Inco - Thompson
Inco - Copper Cliff
Noranda - Brunswick
Noranda - CEZ
Noranda - Horne

teckcominco

Data Source: Towards Sustainable Mining Progress Report 2004 MAC

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E-Scrap Recycling At Trail Uses surplus furnace capacity Coordinated initiative of business development, community partners, regulators and smelter operations teams Diverts thousands of tonnes of electronic scrap from land fills Contained zinc, lead, indium, germanium and cadmium returned to commercial use

Commitments – To Communities Foster open and honest dialogue Respect the rights, interests and aspirations of local indigenous people Seek and listen to those in the community who are affected by our operations Support local communities and their development Seek locally sourced goods and services Employ local people

Partnering and Working with Labour Highland Valley Copper and United Steelworkers 2005 United Way Campaign – largest corporate sponsor and largest employee campaign - $243,747 Labour – Management Committees Contracting Out, Trades, Office and Technical and Drugs and Alcohol Trail Matching funds for the United Steelworkers of America Humanity Fund

Community Consultation and Cooperation Joint Management Committee reviews and approves operations activities Employment Committee Hiring, education, on-the-job training, mentoring Subsistence Committee Environmental monitoring, shipping and haulage scheduling Red Dog Mine, Alaska

Community Development - Kimberley Working with citizens and the city Transition from mining economy to tourism and recreation Broadened tax base through residential development Lands donated for golfing, biking, hiking activities Now a four season resort destination

Trail – 100 Years of Partnership Kootenay Boundary Regional Hospital – Ambulatory Care Unit and mobile MRI ($225,000) Sporting Activities – Smoke Eaters; Recreational Dirt Bike and ATV Society; 2006 B.C. Winter Games ($70,000) Sanctuary after school program (2005-5,095 visits from children) Trail Operations Interpretive Centre ($500,000 investment) Rossland Museum ($57,000 facelift) Beautification, Image, Communities in Bloom ($22.5 million since 1999)

Mining for Miracles Teck Cominco lead fundraiser for past 9 years B.C. Mining Industry B.C. Children’s Hospital Foundation More than $1 million raised in 2006 Over $8 million raised since 1988

Commitment – To Research Support and conduct researchTo improve environmental, health and safety performance at operations To enhance products For the economic, social and environmental benefit of people everywhere

CESL Process Hydrometallurgical process Treatment of nickel, copper and copper-gold concentrates Low grade concentrates with deleterious elements Environmentally superior to smelting - does not produce sulphur dioxide gas and has no significant effluents Demonstration and Pilot plants (CVRD) Potential applications at Inco sites Proprietary, Cominco Engineering Services Limited

Commitment - To Innovation Product Technology Centre, Sheridan Park Refined metals products Galvanizing technologies Corrosion research Customer support Extrusion technologies “green” energy solutions – zinc air batteries Applied Research and Technology (Trail) Plant optimization Process technologies Technology Division

Commitments - to Sudbury Fulfill financial commitments to communities Education including Centre for Excellence in Mining Innovation Health, Arts and Culture Continue ongoing research in Sudbury and at Sheridan Park Assess level of exploration in the Sudbury Basin with a view to potentially expanding level Pursue opportunities to maximize ore recoveries and increase operating efficiencies Consult with union and community leaders openly, frequently Work collaboratively with community groups on programs and projects

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